SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

Chromadex Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

171077100
(CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 171077100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 5,004,959 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,608,426 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 5,004,959 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,608,426 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,613,385 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.02 (2)
12	TYPE OF REPORTING PERSON IN

(1)
Includes direct ownership of 4,799,959 shares of common stock and 205,000 stock options exercisable within 60 days and indirect ownership of (i) 230,000 Shares owned by GRQ Consultants, Inc. Defined Benefits Plan for the benefit of Mr. Honig; (ii) 880,186 Shares owned by GRQ Consultants, Inc. 401K of which Mr. Honig is the beneficiary; (iii) 2,103,571 Shares owned by GRQ Consultants Inc. Roth 401K FBO Renee Honig, Mr. Honig's spouse, of which Mr. Honig has voting and investment power and disclaims beneficial ownership; (iv) 89,900 shares owned by GRQ Consultants, Inc., of which Mr. Honig is the President; (v) 104,769 Shares owned by GRQ Consultants Inc. Roth 401K FBO Barry Honig, of which Mr. Honig has voting and investment power; and (vi) 200,000 shares owned by Barry and Renee Honig Charitable Foundation, of which Mr. Honig has voting and investment power.

(2)	Based on 107,444,481 shares of the Issuer’s common stock outstanding as of August 12, 2015 as reported in the Issuer’s Form 10-Q filed on August 13, 2015.

Item 1(a).	Name of Issuer:

Chromadex Corporation

Item 1(b).                 Address of Issuer's Principal Executive Offices:

10005 Muirlands Blvd. Suite G
Irvine, California                                92618

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig (the “Reporting Person”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450
Boca Raton, FL 33432

Item 2(c).                 Citizenship.

The Reporting Person is a citizen of the United States.

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.001 per share.

Item 2(e).                 CUSIP Number.

171077100

Item 3.         Type of Person

IN

Item 4.                 Ownership.

(a) Amount beneficially owned: 8,613,385 (1).

(b) Percent of class: 8.02% (2).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 5,004,959 (1)

(ii) Shared power to vote or to direct the vote: 3,608,426 (1)

(iii) Sole power to dispose or to direct the disposition of: 5,004,959 (1)

(iv) Shared power to dispose or to direct the disposition of: 3,608,426 (1)

(1)
Includes direct ownership of 4,799,959 shares of common stock and 205,000 stock options exercisable within 60 days and indirect ownership of (i) 230,000 Shares owned by GRQ Consultants, Inc. Defined Benefits Plan for the benefit of Mr. Honig; (ii) 880,186 Shares owned by GRQ Consultants, Inc. 401K of which Mr. Honig is the beneficiary; (iii) 2,103,571 Shares owned by GRQ Consultants Inc. Roth 401K FBO Renee Honig, Mr. Honig's spouse, of which Mr. Honig has voting and investment power and disclaims beneficial ownership; (iv) 89,900 shares owned by GRQ Consultants, Inc., of which Mr. Honig is the President; (v) 104,769 Shares owned by GRQ Consultants Inc. Roth 401K FBO Barry Honig, of which Mr. Honig has voting and investment power; and (vi) 200,000 shares owned by Barry and Renee Honig Charitable Foundation, of which Mr. Honig has voting and investment power.

(2)	Based on 107,444,481 shares of the Issuer’s common stock outstanding as of August 12, 2015 as reported in the Issuer’s Form 10-Q filed on August 13, 2015.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.                      Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2015	By:	/s/ Barry Honig
Barry Honig